EXHIBIT 99.3
                                                                    ------------


                                  CERTIFICATION

         In connection with the Current Report of Precision Drilling Corporation (the "Company") on Form 6-K for the quarter ending March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Hank B. Swartout, President & Chief Executive Officer of the Company, certify that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



/s/ Hank B. Swartout
---------------------------
Hank B. Swartout
President & Chief Executive Officer

May 12, 2005



A signed original of this written statement required by Section 906 has been provided to Precision Drilling Corporation and will be retained by Precision Drilling Corporation and furnished to the Securities and Exchange Commission or its staff upon request.